Filed Pursuant to
                                                                  Rule 424(b)(3)
                                                               File No. 33-62629

Supplement dated February 18, 1998 to the Prospectus Supplement dated July 21, 1997 as supplemented by the Supplement dated September 11, 1997 (the "Prospectus Supplement") and the Prospectus dated July 21, 1997 (the "Prospectus"), of Franchise Finance Corporation of America (the "Company") in connection with the offering of the Company's Medium-Term Notes Due Nine Months or More From Date of Issue (the "Notes").

         The Company has reduced the aggregate initial offering price of the Notes available for offering from time to time from $125,378,000 to $92,128,000. To reflect this change, all references to the aggregate initial offering price in the accompanying Prospectus Supplement are hereby amended to mean an aggregate initial offering price of $92,128,000.